SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number 333-14168

PETROBRAS INTERNATIONAL FINANCE COMPANY - PIFCo
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Anderson Square Building, P.O. Box 714
George Town, Grand Cayman
Cayman Islands,B.W.I.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX-MONTH
PERIOD ENDED JUNE 30, 2003

Forward Looking Statements

        This report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing, changes by Petróleo Brasileiro S.A. – Petrobras in its use of our services for market purchases of crude oil and oil products and changes in government regulations.

        All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

Basis of Presentation

        You should read the following discussion of our financial condition and results of operations together with the attached unaudited consolidated financial statements and the accompanying notes for the six-month period ended June 30, 2003 beginning on page F-2. You should also read our audited consolidated financial statements for the year ended December 31, 2002 and the accompanying notes, which are included in our annual report on Form 20-F, but which are not presented herein. The unaudited consolidated financial statements for the six-month period ended June 30, 2003 and June 30, 2002 and the accompanying notes have been presented in U.S. dollars and prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Although we are incorporated in the Cayman Islands and Cayman Islands law does not require that we prepare and file financial statements, we do so in accordance with U.S. GAAP. In addition, as a subsidiary of Petrobras, we also prepare our financial statements in accordance with Brazilian Corporate Law.

Overview

        We are a wholly-owned subsidiary of Petrobras. Accordingly, our financial position and results of operations are largely affected by decisions of our parent company. Our ability to meet our obligations in respect of our outstanding indebtedness depends on a number of factors, including:

•	the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;
•	Petrobras' willingness to continue to make loans to us and provide us with other financial support;
•	our ability to access financing sources, including the international capital markets and third-party credit facilities; and
•	our ability to transfer our financing costs to Petrobras.

We earn income from:
•	sales of crude oil and oil products to Petrobras;
•	limited sales of crude oil and oil products to third parties; and
•	financial income derived from financing of sales to Petrobras, loans to Petrobras and investments in marketable securities and other financial instruments.

Our operating expenses include:
•	cost of sales, which is comprised mainly of purchases of crude oil and oil products; and
•	financial expense, mainly from interest on our lines of credit and capital markets indebtedness, export prepayments and inter-company loans from Petrobras.

        As part of Petrobras’ restructuring of its international business segment, in January 2003, we transferred our subsidiary, Petrobras Netherlands B.V. – PNBV, to Petrobras, and received Bear Insurance Company Ltd. – Bear, a captive insurance company, from Braspetro Oil Service Company – Brasoil. Effective January 2003, PNBV became a wholly-owned subsidiary of Petrobras, and, therefore, leasing activities are no longer included in our results of operations (see Note 1 to the attached unaudited consolidated financial statements).

Purchases and Sales of Crude Oil and Oil Products

        We typically purchase crude oil and oil products in transactions with payment terms of approximately 30 days. Petrobras typically pays for shipments of crude oil and oil products that we sell to it over a period of up to 270 days, which allows Petrobras sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for its shipments. During this period, we typically finance the purchase of crude oil and oil products through either funds previously provided by Petrobras or third-party trade finance arrangements. In years prior to 2003, financial income from sales to Petrobras was calculated according to a formula based on LIBOR, which was designed to reimburse us for estimated financing expenses we may incur in connection with these sales. In January 2003, the interest component of this formula was modified from a formula based on LIBOR to a formula based on a rate which more fully passes on our average costs of capital to Petrobras. The difference between the amount we pay for crude oil and oil products and the amount Petrobras pays for that same crude oil and oil products is deferred and recognized as part of our financial income on a straight-line basis over the period in which Petrobras’ payments to us come due.

Results of Operations

Results of operations for the six-month period ended June 30, 2003 (“first half of 2003”) compared to the six-month period ended June 30, 2002 (“first half of 2002”).

Sales of Crude Oil and Oil Products and Services

        Our sales of crude oil and oil products (including sales of imports of crude oil and oil products) and services increased 25.8% from U.S.$2,848.2 million in the first half of 2002 to U.S.$3,584.2 million in the first half of 2003, primarily due to an increase in the average price of Brent crude oil from U.S.$23.09 per barrel during the first half of 2002 to U.S.$28.77 per barrel during the first half of 2003, and a 13% increase in the volume of sales made by our subsidiary, PFL, in connection with Petrobras’ export prepayments program. These increases were a result of the favorable effects of the Iraq war and the political and economic crisis in Venezuela on international prices and supplies of crude oil and oil products.

Lease Income

        As a result of the transfer of PNBV to Petrobras, we had no income from leases in the first half of 2003. In the first half of 2002, our lease income was U.S.$5.7 million. See Note 2 to our unaudited consolidated financial statements.

Cost of Sales

        Cost of sales increased 24.9% from U.S.$2,840.3 million in the first half of 2002 to U.S.$3,547.3 million in the first half of 2003, primarily due to the increase in the average price of Brent crude oil in the first half of 2003, as compared to the first half of 2002, and the 13% increase in sales made by our subsidiary PFL in connection with Petrobras’ export prepayments program.

Lease Expense

        As a result of the transfer of PNBV to Petrobras, we had no expense related to leases in the first half of 2003. In the first half of 2002, our lease expense was U.S.$0.6 million. See Note 2 to our unaudited consolidated financial statements.

General and Administrative Expenses

        Our general and administrative expenses consist primarily of fees for services. Our general and administrative expenses decreased 27.8% from U.S.$0.9 million in the first half of 2002 to U.S.$0.6 million in the first half of 2003.

Gross Profit

        Our gross profit reflects profits from our third-party sales of crude oil and oil products and services (since we record profits from sales of crude oil and oil products to Petrobras as financial income). Our gross profit increased from U.S.$12.1 million in the first half of 2002 to U.S.$36.3 million in the first half of 2003, due primarily to increases in the price and volume of sales to third parties in the first half of 2003. These increases were a result of the favorable effects of the Iraq war and the political and economic crisis in Venezuela on international prices and supplies of crude oil and oil products.

Financial Income

        Our financial income increased from U.S.$74.8 million in the first half of 2002 to U.S.$191.7 million in the first half of 2003, primarily due to an increase in loans to related parties and interest received as a result of increases in the time period for receipt of payments related to sales of crude oil and oil products to Petrobras from up to 120 days in the first half of 2002 to up to 270 days in the first half of 2003, increases in the periods of time for receipt of payments beyond the time periods previously agreed with Petrobras and the increase in the interest component of the formula by which Petrobras reimburses us for our financing costs.

Financial Expense

        Our financial expense increased 55.6% from U.S.$139.3 million in the first half of 2002 to U.S.$216.7 million in the first half of 2003, primarily due to the increase in the amount of our long-term indebtedness.

Net Income (Loss)

        We had net income of U.S.$11.3 million in the first half of 2003, as compared to a net loss of U.S.$52.3 million in the first half of 2002.

Liquidity and Capital Resources

        As an offshore non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury to incur debt or register debt with the Central Bank. However, as a matter of policy, the issuance of any debt is recommended by any of Petrobras’ Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

        We finance our oil trading activities through a combination of inter-company loans from Petrobras, commercial paper programs, lines of credit and the issuance of notes in the international capital markets. In our opinion, our working capital is sufficient for our present requirements.

      Our Short-Term Borrowings

        Our short-term borrowings are denominated in U.S. dollars and consist of commercial paper and lines of credit. We renewed our commercial paper program in May 2003 in an aggregate principal amount of U.S.$160 million in order to finance our working capital requirements. Our commercial paper program is rated A1+ by Standard & Poor’s and P-1 by Moody’s and is supported by a letter of credit issued by Barclays Bank and a standby purchase agreement with Petrobras. At June 30, 2003 and December 31, 2002, we had no commercial paper notes outstanding.

        At June 30, 2003, we had access to short-term capital through U.S.$188.3 million in guarantees, primarily in the form of irrevocable letters of credit supporting oil imports, as compared to U.S.$380.6 million in guarantees at December 31, 2002. At June 30, 2003, we had accessed U.S.$802.6 million in lines of credit, including the current portion of long-term debt, as compared to U.S.$367.5 million accessed at December 31, 2002.

        Our loans payable to related parties, which are principally composed of notes payable to Petrobras, decreased 23.4% from U.S.$3,688.2 million at December 31, 2002 to U.S.$2,823.5 million at June 30, 2003, as a result of our utilization of the net proceeds from the issuance of U.S.$400 million in Global Step-up Notes to finance the purchase of crude oil and oil product imports and to repay existing trade-related and inter-company loans and from the fact that, as a result of the transfer of PNBV to Petrobras in January 2003, the liabilities of PNBV are not included in our balance sheet for the first half of 2003.

        Accounts receivable from Petrobras decreased 4.0% from U.S.$4,837.1 million at December 31, 2002 to U.S.$4,646.0 million at June 30, 2003, as a result of an increase in payments received from Petrobras during the first half of 2003 for its purchases of crude oil and oil products.

      Our Long-Term Borrowings

        At June 30, 2003, we had outstanding U.S.$276.7 million in long-term lines of credit due between 2004 and 2006, as compared to U.S.$460.3 million at December 31, 2002. We also had outstanding U.S.$1,550.0 million in three series of long-term Senior Notes due between 2007 and 2011, of which U.S.$2.2 million were repurchased, U.S.$400.0 million in Global Step-up Notes due 2008, U.S.$1,444.0 million in Senior Trust Certificates and U.S.$288.8 million in Junior Trust Certificates received by our subsidiary, PFL, in connection with Petrobras’ exports prepayment program and U.S.$338.4 million in 4.75% Senior Exchangeable Notes due 2007 issued by us in connection with Petrobras’ purchase of Perez Companc S.A. In exchange, we received notes issued by Petrobras International Braspetro BV (PIB BV), a related party, in the same amount, terms and conditions as the Senior Exchangeable Notes. In connection with the acquisition of Perez Companc S.A., we also provided PIB BV with a loan for U.S.$738.9 million, with an interest rate of 4.79%.

        The following table sets forth the sources and amounts of current and long-term debt at June 30, 2003 and December 31, 2002:

CURRENT AND LONG-TERM DEBT

	June 30, 2003		December 31, 2002

	(in millions of U.S. dollars)

	Current	Long-term	Current	Long-term
Financing institutions	U.S.$802.6	U.S.$276.7	U.S.$367.5	U.S.$460.3
Senior notes	--	1,547.8	--	1,550.0
Sale of future receivables	61.4	1,732.8	--	900.0
Senior exchangeable	--	338.4	--	338.4
Global Step-up Notes	--	400.0	--	--

	U.S.$864.0	U.S.$4,295.7	U.S.$367.5	U.S.$3,248.7

We had the following capital markets debt outstanding at June 30, 2003:

CAPITAL MARKETS DEBT OUTSTANDING(1)

Notes	Principal Amount (in millions of U.S. dollars)

9.125% Senior Notes due 2007(2)	U.S.$500
4.750% Senior Exchangeable Notes due 2007(3)	338
9.875% Senior Notes due 2008(2)	450
6.750% Senior Trust Certificates due 2010(4)	95
Floating Rate Senior Trust Certificates due 2010(4)	55
9.750% Senior Notes due 2011(2)	600
6.600% Senior Trust Certificates due 2011(4)	300
Floating Rate Senior Trust Certificates due 2013(4)	300
3.748% Senior Trust Certificates due 2013(4)	200
6.436% Senior Trust Certificates due 2015(4)	550
Global Step-up Notes(5)	400

Total	U.S.$3,788

_________________

(1) Does not include Junior Trust Certificates issued by PF Export Trust in connection with Petrobras’ export prepayments program, because we are the beneficiary of such Junior Trust Certificates.
(2) Issued by us, with support from Petrobras through a standby purchase agreement.
(3) Issued by us on October 17, 2002 in connection with Petrobras’ acquisition of Perez Companc S.A.
(4) Issued in connection with Petrobras’ export prepayments program.
(5) The Global Step-up Notes bear interest from March 31, 2003 at a rate of 9.00% per year until April 1,

        2006 and at a rate of 12.375% per year thereafter, with interest payable semi-annually.

Events Subsequent to the End of the First Half of 2003

        On July 2, 2003, we issued U.S.$500.0 million in Global Notes due July 2013. The notes will bear interest at a rate of 9.125% per year, payable semi-annually. We used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

PETROBRAS INTERNATIONAL FINANCE
COMPANY AND SUBSIDIARIES
A WHOLLY-OWNED SUBSIDIARY OF
PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED FINANCIAL STATEMENTS
At June 30, 2003 and 2002, together with
Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Board of Directors and Stockholder of
Petrobras International Finance Company
(a wholly-owned subsidiary of PETRÓLEO
BRASILEIRO S.A. - PETROBRAS)

1.

We have reviewed the accompanying unaudited consolidated balance sheet of Petrobras International Finance Company and its subsidiaries at June 30, 2003 and the related unaudited consolidated statements of income, cash flows and changes in stockholder’s equity for the six-month period then ended. These financial statements are the responsibility of the Company's management. The unaudited consolidated balance sheet of Petrobras International Finance Company and its subsidiaries at June 30, 2002 (not presented herein) and the related unaudited consolidated statements of income, cash flows and changes in stockholders' equity for the six-month period then ended were reviewed by other independent accountants whose report (dated July 31, 2002) stated that they were not aware of any material modifications that should be made to those statements for them to be in conformity with accounting principles generally accepted in the United States of America. Subsequent to that report, the June 30, 2002 financial statements were restated in a footnote to the September 30, 2002 interim financial statements which date is February 13, 2003.

2.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements as of June 30, 2003 and for the six-month period then ended, for them to be in conformity with accounting principles generally accepted in the United States of America.

4.

The consolidated balance sheet of Petrobras International Finance Company and its subsidiaries as of December 31, 2002, and the related consolidated statements of income, cash flows and changes in stockholders' equity for the year then ended (not presented herein), were previously audited by other auditors in accordance with auditing standards generally accepted in the United States of America and in their report dated February 13, 2003, they expressed an unqualified opinion on those consolidated financial statements.

August 08, 2003

ERNST & YOUNG
Auditores Independentes S/S

Paulo José Machado
Partner

F-2

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A WHOLLY-OWNED SUBSIDIARY OF PETRÓLEO
BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED BALANCE SHEETS
Expressed in thousands of U.S. dollars, except share amounts

Assets	June 30, 2003	December 31, 2002

	(Unaudited)
Current assets
Cash and cash equivalents	181,106	260,629
Marketable securities	68,918	60,086
Accounts receivable
Related parties	4,646,000	4,837,080
Trade	101,253	57,073
Notes receivable - related parties	1,377,286	1,157,930
Inventories	7,164	4,506
Assets related to export prepayments	74,118	1,766
Prepaid expense and other current assets	103,954	15,420

	6,559,799	6,394,490

Property and equipment	84	110

Other assets
Marketable securities	9,960	36,299
Advances to suppliers	-	19,027
Notes receivable - related parties	338,416	473,632
Assets related to export prepayments	1,732,800	900,000
Net investment in direct financing leases from related party	-	832,319
Prepaid expense and other assets	93,260	41,425

	2,174,436	2,302,702

Total assets	8,734,319	8,697,302

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A WHOLLY-OWNED SUBSIDIARY OF PETRÓLEO
BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED BALANCE SHEETS--Continued
Expressed in thousands of U.S. dollars, except share amounts

Liabilities and stockholder’s equity	June 30, 2003	December 31, 2002

	(Unaudited)
Current liabilities
Trade accounts payable
Related parties	311,290	291,980
Other	215,209	281,133
Loans payable - related parties	2,823,521	3,688,249
Short-term debt	743,602	285,770
Current portion of long term debt	120,400	81,700
Unearned income - related parties	59,555	48,563
Capital lease	-	68,948
Other current liabilities	70,642	56,584

	4,344,219	4,802,927

Long-term liabilities
Capital lease	-	601,733
Long-term debt	4,295,726	3,248,716

	4,295,726	3,850,449

Stockholder’s equity
Shares authorized and issued
Common stock - 2003 and 2002 - 50,000 shares,
Par value US$ 1	50	50
Additional paid in capital	159,135	120,000
Accumulated deficit	(64,811)	(76,124)

	94,374	43,926

Total liabilities and stockholder’s equity	8,734,319	8,697,302

The accompanying notes are an integral part of this financial information.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A WHOLLY-OWNED SUBSIDIARY OF PETRÓLEO
BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF OPERATIONS
Expressed in thousands of U.S. dollars
(Unaudited)

	Six-month period ended June 30,

	2003	2002

Sales of crude oil and oil products and services	3,584,175	2,848,225
Lease income	-	5,689

	3,584,175	2,853,914

Cost of sales	(3,547,273)	(2,840,344)
Lease expense		(604)
General and administrative expenses	(627)	(868)

	(3,547,900)	(2,841,816)

Gross profit	36,275	12,098

Financial income	191,686	74,848
Financial expense	(216,648)	(139,285)

Net income (loss) for the period	11,313	(52,339)

The accompanying notes are an integral part of this financial information.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A WHOLLY-OWNED SUBSIDIARY OF PETRÓLEO
BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Expressed in thousands of U.S. dollars
(Unaudited)

	June 30, 2003	June 30, 2002

Common stock	50	50

Additional paid in capital
Balance at January 1	120,000	60,000
Capital contribution from PETROBRAS related to
transfer of PNBV	39,135	-

Balance at end of period	159,135	60,000

Accumulated deficit
Balance at January 1	(76,124)	(10,662)
Net income (loss) for the period	11,313	(52,339)

Balance at end of period	(64,811)	(63,001)

Total stockholder’s equity	94,374	(2,951)

The accompanying notes are an integral part of this financial information.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A WHOLLY-OWNED SUBSIDIARY OF PETRÓLEO
BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF CASH FLOWS
Expressed in thousands of U.S. dollars
(Unaudited)

	Six-month period ended June 30,

	2003	2002

Cash flows from operating activities
Net income (loss) for the period	11,313	(52,339)
Adjustments to reconcile net loss to net cash
Depreciation and amortization	3,646	6,940
Decrease (increase) in assets
Accounts receivable
Related parties	7,716	246,150
Other	(53,981)	(44,149)
Prepaid expenses and other assets	(150,039)	(6,650)
Increase (decrease) in liabilities
Trade accounts payable
Related parties	36,901	66,485
Other	(51,611)	96,517
Other liabilities	18,960	33,115

Net cash provided by (used in) operating activities	(177,095)	346,069

Cash flows from investing activities
Cash rendered in connection with transfer of subsidiary to PETROBRAS	(743)	-
Cash acquired in connection with transfer of subsidiary from BRASOIL	2,988	-
Marketable securities, net	17,507	(38,692)
Issuance of notes receivable	(693,887)	(398,327)
Principal receivables of notes	496,194	361,772
Assets related to export prepayments	(750,000)	-
Property and equipment	-	(58,471)
Advances to suppliers	-	(14,777)
Net investment in direct financing activities from related party	-	(66,205)

Net cash used in investing activities	(927,941)	(214,700)

Cash flows from financing activities
Short-term debt, net issuances and repayments	457,832	(321,106)
Proceeds from issuance of long-term debt	1,120,736	527,000
Principal payments of long - term debt	(183,890)	(215,000)
Proceeds from short term loans - related parties	6,343,018	1,105,396
Principal payments of short term loans - related parties	(6,712,183)	(774,598)

Net cash provided by financing activities	1,025,513	321,692

Decrease / increase in cash and cash equivalents	(79,523)	453,061
Cash and cash equivalents at beginning of period	260,629	48,593

Cash and cash equivalents at end of period	181,106	501,654

Cash paid during the period for interest	190,286	179,484

Non cash investing and financing activities

Book value of net assets exchanged for inter-company loan	2,955	-
Capital contribution from PETROBRAS for transfer of PNBV	39,135	-
Receipt of Junior Trust Certificates in exchange of future receivables	150,000	-

The accompanying notes are an integral part of this financial information.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A WHOLLY-OWNED SUBSIDIARY OF PETRÓLEO
BRASILEIRO S.A. – PETROBRAS)

NOTES TO CONSOLIDATED FINANCIAL INFORMATION
Expressed in thousands of U.S. dollars

1   The Company and its Operations

Petrobras International Finance Company – PIFCO has been operating as a wholly-owned subsidiary of PETROBRAS and it was established on September 24, 1997 and is incorporated in the Cayman Islands.

The primary objective of the Petrobras International Finance Company and its subsidiaries (collectively, PIFCO or the Company) is to purchase crude oil and oil products from third parties and sell the products at a premium to PETROBRAS on a deferred payment basis. Accordingly, intercompany activities and transactions, and therefore the Company’s financial position and results of operations, are affected by decisions made by PETROBRAS. Additionally, to a more limited extent, the Company sells crude oil and oil products to third parties. PIFCO also engages in international capital market borrowings as a part of the PETROBRAS strategy.

On January 2, 2003, the Company entered into a series of transactions as part of a larger corporate restructuring at PETROBRAS. The restructuring included the transfer of PETROBRAS NETHERLANDS B. V. – PNBV to PETROBRAS and the transfer of BEAR INSURANCE COMPANY LIMITED – BEAR from BRASOIL. As the net assets of PNBV and BEAR were transferred to and received from, respectively, entities under common control, the transactions were recorded at their respective book values.

PNBV was transferred to PETROBRAS in exchange for an intercompany receivable from PETROBRAS of US$ 4,658 and PNBV’s existing cash balance of US$ 743. BEAR was transferred to the Company in exchange for an intercompany payable to BRASOIL of US$ 1,703 and BEAR’s existing cash balance of US$ 2,988. The restructuring was undertaken in order to group each business’s activities more closely with the corporate goals of the respective companies in the PETROBRAS group.

The corporate restructurings, which resulted in the transfer of PNBV from PIFCO and the transfer of BEAR to PIFCO, were accounted for under FAS 144 and FAS 141, respectively. Due to the immaterial impact of BEAR on PIFCO’s consolidated Financial Statements, the Financial Statements of December 31, 2002 and June 30, 2002 have not been restated to reflect this transfer among commonly controlled entities. Additionally, as PNBV’s operating result was immaterial, the PIFCO Financial Statements as of December 31, 2002 and June 30, 2002 have similarly not been restated to reflect discontinued operations for disposal of this component.

In connection with the transfer of PNBV, the Company recognized US$ 39,135 as a capital contribution from PETROBRAS. This amount is equal to the unamortizated portion of the deferred gain of the platform P-47 and other equipment under similar transaction structures, which upon transfer of PNBV to PETROBRAS was treated as a capital transaction. This platform was acquired from BRASOIL in December 2001, for its book value of US$ 142,729. On the same date, the P-47 was sold to PB-47, an independent trust, for a market value of US$ 180,000. PB-47 subsequently entered into a charter agreement with PNBV, which in turn entered into a subcharter agreement with PETROBRAS.

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

PETROBRAS EUROPE LIMITED

PETROBRAS EUROPE LTD. – PEL, based in the United Kingdom, consolidates PETROBRAS’ European trade and finance activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PIFCO and PETROBRAS, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no additional commercial or financial risk.

PETROBRAS FINANCE LIMITED

PETROBRAS FINANCE LIMITED – PFL, based in the Cayman Islands, in connection with the Company’s structured finance export prepayment program, whereby PFL purchases bunker and fuel oil from PETROBRAS and sells these products in the international market to designated customers in order to generate export receivables to cover the sale of future receivables´ debt and to generate other cash flows.

In May 2003, PIFCO, upon receiving approval from the Board of Directors, contributed an additional US$ 15,000 for capital, bringing PFL’s total capital to US$ 30,000 divided into 30,000,000 quotas of US$ 1.00 each.

BEAR INSURANCE COMPANY LIMITED

BEAR INSURANCE COMPANY LIMITED – BEAR, based in Bermuda, contracts insurance for subsidiaries of PETROBRAS.

2    Basis of Financial Statement Presentation

The accompanying unaudited financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). Although certain information normally included in financial statements prepared in accordance with US GAAP has been condensed or omitted, management believes that the disclosures are adequate to make the information presented not misleading. The unaudited financial information should be read in conjunction with the audited financial statements for the year ended December 31, 2002 and the notes thereto.

The financial information as of June 2003 and 2002 and the six-month periods then ended, included in this report is unaudited. However, in management’s opinion, such financial information reflects all normal recurring adjustments that are necessary for a fair presentation. The results for interim periods are not necessarily indicative of trends or of results to be expected for a full year.

Investments in direct financing leases and capital lease obligations

As of January 02, 2003, PNBV, the Company’s leasing subsidiary, was transferred to PETROBRAS. Due to this transaction, leasing activities are no longer included in the Company’s results of operations. Prior period financial statements have not been restated for the effect of discontinued leasing operations as amounts related to these transactions were immaterial to PIFCO operations.

Accounts Receivable

Accounts receivable from related parties relate principally to crude oil sales made by the Company to PETROBRAS, with extended payment terms averaging 270 days.

Loans payable

Loans payable to related parties principally include balances to PETROBRAS for intercompany loans made on a 90-day basis.

Foreign currency transactions

All monetary assets and liabilities denominated in a currency other than the U.S. dollar are remeasured into the U.S. dollar using the current exchange rates. The effect of variations in the foreign currencies is recorded in the statement of operations as financial expense.

Financial instruments

The changes in market value of derivative instruments that do not quality for hedge accounting are recognized in the statement of operations as financial income or expense each reporting period.

PIFCO holds a derivative instrument that serves as an economic hedge on crude oil respective to future sales of receivables under the structured finance export prepayment program, the intent of which is to assure a minimum floor price of US$14/barrel sufficient to comply with financial obligations.

Reclassification

Certain immaterial reclassifications have been completed respective to prior period financial statements to conform their presentation to presentation standards adopted at June 30, 2003.

Recently issued accounting pronouncements

In April 2002, the FASB issued SFAS No. 145 – Rescission of FASB Statements No. 4, No. 44 and No. 64, Amendment of SFAS No. 13, and Technical Corrections (“SFAS 145”). SFAS 145 rescinds previous accounting guidance, which required all gains and losses from extinguishment of debt be classified as an extraordinary item. Under SFAS 145 classification of debt extinguishment depends on the facts and circumstances of the transaction. SFAS 145 became effective for the Company at January 1, 2003. The company does not expect SFAS 145 to have a material impact on its financial statements.

In January 2003, FASB issued Interpretation No. 46 (FIN 46) – Consolidation of Variable Interest Entities. FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities should be disclosed by enterprises that do not control them through majority voting interest. Under FIN 46, entities are required to be consolidated by an enterprise that has a controlling financial interest and when equity investors of that enterprise do have significant capital risk, the obligation to absorb the majority of expected losses, or the right to receive the majority of expected returns. Entities identified with these characteristics are called variable interest entities and the interest that enterprises have in these entities are called variable interests. These interests may derive from certain guarantees, leases, loans or other arrangements that result in risks and rewards, which finance the variable interest entities, despite the voting interest in the entities.

The interpretation requires that if a business enterprise has a controlling financial interest in a variable entity, the assets, liabilities and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. This interpretation applies immediately to variable interest entities created after January 31, 2003. For variable interest entities created before February 1, 2003, FIN 46 must be adopted in the first reporting period beginning after June 15, 2003. The Company does not believe it has any entities or transactions that are subject to the requirements of FIN 46, and does not expect FIN 46 to have a material impact on its financial statements, but continues evaluation of FIN 46.

3 Financing

	June 30, 2003		December 31, 2002

	Current	Long-term	Current	Long-term

Financing institutions	802,562	276,700	367,470	460,300
Senior notes	-	1,547,810	-	1,550,000
Sale of future receivables (ii)	61,440	1,732,800	-	900,000
Senior exchangeable	-	338,416	-	338,416
Global Step-up Notes (i)	-	400,000	-	-

	864,002	4,295,726	367,470	3,248,716

(i)

On March 31, 2003, the Company issued Global Step-up Notes in an aggregate principal amount of US$ 400,000 due April 2008. The notes will bear interest from March 31, 2003 at a rate of 9.00% per annum until April 1, 2006 and at a rate of 12.375% per annum thereafter, with interest payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

(ii)

In May 2003, the PF Export Trust issued to the Company additional US$ 750,000 in Senior Trust Certificates and US$ 150,000 in Junior Trust Certificates. The Senior Trust Certificates consist of Series 2003-A of US$ 550,000 bearing annual interest of 6.436% and due June 2015 and Series 2003-B of US$ 200,000 bearing annual interest due of 3.748% due in June 2013. The Junior Trust Certificates were issued with complementary terms as the new Senior Trust Certificates as they form a 20% guarantee to the senior trust certificates and expire ratably. These two new issuances complement the initial structured finance export prepayment program commenced in December 2001.

The rights to the future export receivables represent a liability of PFL which will be settled with the transfer to PF Export of the export receivables as they are generated. This liability will incur interest at the same rates of the Junior and Senior Trust Certificates, as describe above and is due as follows:

Series 2003-A:
• Principal and interest: Beginning September 1, 2003

Series 2003-B:
•Principal: Beginning September 1, 2004
Interest: Beginning September 1, 2003

Long-term maturities:

June 30,
2003

2004	103,730
2005	194,786
2006	378,372
2007	1,027,036
2008	1,047,188
Thereafter	1,544,614

4,295,726

4 Commitments and Contingencies

(a) Commitments — Purchases

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several contracts which collectively obligate it to purchase a minimum of approximately 184,995 barrels of crude oil and oil products per day at market prices.

(b) Purchase Option — Platforms

The Company has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreements with PNBV, for the Platforms P-8, P-15, P-32 and P-47, after the expiration of the Charter terms with PNBV. Upon exercise of the call option, the Company will purchase all of the vessels for the greater of (i) the purchase price, any unpaid and accrued charter hire for all of the vessels, or any costs and expenses which PNBV has incurred or may incur by virtue of any such purchase, and the amount equal to the default amount set forth in each of the charters for all of the Vessels; and (ii) Ten (10) dollars from PNBV, representation or warranty of any kind or character, and assume and succeed to all rights, duties and obligations of PNBV under the charters.

5 Related Party Transactions

The Company has numerous transactions with PETROBRAS and other affiliated companies in the ordinary course of business.

Transactions with all related parties resulted in the following balances:

	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	DOWNSTREAM PARTICIPAÇÕES S.A. AND ITS SUBSIDIARIES	PETROBRAS INTERNATIONAL BRASPETRO - PIB B.V. AND ITS SUBSIDIARIES	BRASPETRO OIL SERVICES - BRASOIL AND ITS SUBSIDIARIES	BRASPETRO OIL COMPANY BOC	PETROBRAS NETHERLANDS B.V. - PNBV	Others	June 30, 2003	December 31, 2002

Current assets
Accounts receivable
Mainly by sales	4,357,237	100,627	144,210	-	239	42,648	1,039	4,646,000	4,653,462
Net investment in
direct
financing leases	-	-	-	-	-	-	-	-	183,618
Notes receivable	31,030	-	757,076	246,878	342,302	-	-	1,377,286	1,157,930
Assets related to
export prepayments	62,426	-	-	-	-	-	-	62,426	1,189
Marketable securities	51,399	-	-	-	-	-	17,519	68,918	51,906
Others	835	-	11,431	-	-	-	189	12,455	970

Other non-current assets
Notes receivable	-	-	338,416	-	-	-	-	338,416	473,632
Assets related to
export prepayments	1,444,000	-	-	-	-	-	-	1,444,000	750,000
Net investment in
direct financing leases	-	-	-	-	-	-	-	-	832,319
Marketable securities	2,655						7,305	9,960	2,370
Others	-	-	-	-	-	-	-	-	3,349

Current liabilities
Trade accounts payable	208,379	8,836	59,663	34,012	-	400	-	311,290	291,980
Loans payable	2,784,374	-	-	39,147	-	-	-	2,823,521	3,688,249
Unearned income	58,489	1,066	-	-	-	-	-	59,555	48,563

The principal amounts of business and financial operations carried out with related parties are as follows:

	Six-month period ended June 30

	2003		2002

	Income	Expense	Income	Expense

Sales of crude oil and oil products
and services
PETROBRAS	1,775,712		1,853,549
REFAP S.A.	372,337		308,944
Petrobras America, Inc. - PAI	620,330		178,889
Others	12,302		8,193

Cost of sales
PETROBRAS		(926,671)		(573,090)
Petrobras America, Inc. - PAI		(565,464)		(491,584)
Braspetro Oil Services Company - BRASOIL		(43,502)		(19,233)
Companhia MEGA S.A.		(115,652)		(63,790)
Others		(43,168)		(16,022)

Lease income (expense)
PETROBRAS	-	-	11	-
Braspetro Oil Services Company - BRASOIL	-	-	5,678	(604)

Financial income
PETROBRAS	133,098		52,190
REFAP S.A.	4,806		2,930
Braspetro Oil Company - BOC	7,372		2,044
Braspetro Oil Services Company - BRASOIL	2,982		996
Fronape International Company	-		4,417
PIB - BV	25,073		1,551
Others	2,711		-

Financial expense
PETROBRAS		(69,915)		(8,306)
Braspetro Oil Services Company - BRASOIL		(519)		(5,073)

	2,956,723	(1,764,891)	2,419,392	(1,177,702)

6 Subsequent Events

On July 2, 2003, the Company issued Global Notes of US$ 500,000 due July 2013. The notes will bear interest at the rate of 9.125% per annum, payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

*      *      *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2003

PETROBRAS INTERNATIONAL FINANCE COMPANY-PIFCo

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chairman of the Board

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.